As filed with the Securities and Exchange Commission on June 25, 1997
=====================================================================
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                                 FORM 11-K
              FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
        SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1996

                                   OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from           to
                               ----------  ----------

Commission file number: 1-9044

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       DUKE REALTY INVESTMENTS, INC.
                    8888 KEYSTONE CROSSING, SUITE 1200
                       INDIANAPOLIS, INDIANA 46240

                        DUKE REALTY PROFIT SHARING
                         AND SALARY DEFERRAL PLAN

                         Financial Statements with
                          Supplemental Schedules

                        December 31, 1996 and 1995



                (With Independent Auditors' Report Thereon)

                        DUKE REALTY PROFIT SHARING
                         AND SALARY DEFERRAL PLAN

                        December 31, 1996 and 1995

                                   Index

                                                         Page
                                                         ----

Independent Auditors' Report                               1

Financial Statements:

  Statements of Net Assets Available for Plan Benefits     2

  Statements of Changes in Net Assets Available for
   Plan Benefits                                           3

  Notes to Financial Statements                           4-11

                                                        Schedule
                                                        --------
Schedule of Assets Held for Investment Purposes            1

Schedule of Reportable Transactions                        2

INDEPENDENT AUDITORS' REPORT
----------------------------
The Employee Benefits Committee
DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN:

We have audited the accompanying statements of net assets available for plan benefits of Duke Realty Profit Sharing and Salary Deferral Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes
examining, on a  test  basis, evidence   supporting  the  amounts  and
disclosures  in   the   financial statements. An audit also includes
assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Duke Realty Profit Sharing and Salary Deferral Plan as of December 31, 1996 and 1995, and the changes in net assets available for
plan benefits for the years   then  ended,  in  conformity  with
generally  accepted  accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



KPMG Peat Marwick LLP
Indianapolis, Indiana
May 9, 1997

            DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN
            Statements of Net Assets Available for Plan Benefits

                        December 31, 1996 and 1995


                                  1996             1995
                              -----------       ----------
Assets held by Trustee:
 Investments, at fair value:
   Collective trust           $   797,095       $  902,492
   Mutual funds                 7,828,543        6,256,990
   Common stock                 3,604,986        2,395,518
   Loans to participants          316,614          161,010

 Cash held for investment           5,442              519

Contributions receivable:
   Participants                    54,616           65,538
   Employer                        15,204           34,393
                               ----------        ---------
 NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                $12,622,500       $9,816,460
                               ==========        =========


See accompanying notes to financial statements.

            DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

       Statements of Changes in Net Assets Available for Plan Benefits

                  Years ended December 31, 1996 and 1995


                                                1996           1995
                                             ---------      ---------
Additions to net assets:
  Contributions:
   Participants' salary deferral            $  930,370      $  712,307
   Employer matching of salary deferral        312,324         236,752
   Participants' rollover                      335,061          71,531
   Contributions receivable                     69,820          99,931
                                             ---------       ---------
                                             1,647,575       1,120,521
                                             ---------       ---------

  Investment income:
   Net appreciation in fair value of
    investments                              1,119,217       1,066,047
   Interest and dividends                      833,903         754,102
   Increase in insurance cash surrender
    value                                            -          12,156
                                             ---------       ---------
                                             1,953,120       1,832,305
                                             ---------       ---------
   Total additions                           3,600,695       2,952,826
                                             ---------       ---------

Deductions from net assets:
  Benefits paid to participants                794,655         256,292
  Life insurance premium payments                    -          12,838
  Administrative expenses                            -           8,010
                                             ---------       ---------
   Total deductions                            794,655         277,140
                                             ---------       ---------

   Net increase                              2,806,040       2,675,686

Net assets available for plan benefits:
  Beginning of year                          9,816,460       7,140,774
                                            ----------       ---------
  End of year                              $12,622,500      $9,816,460
                                            ==========       =========


See accompanying notes to financial statements.

            DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN
                       Notes to Financial Statements

(1)  DESCRIPTION OF PLAN
     -------------------
     The following description of the Duke Realty Profit Sharing and Salary Deferral Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General
     -------
     The Plan is a defined contribution plan sponsored by Duke Realty Services Limited Partnership and predecessor companies (the Employer) covering all full-time employees who have completed one-half year of service as defined by the Plan and are age 21 years or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions
     -------------
     Eligible participants may elect to defer a percentage of their compensation to be contributed to their Employee Deferral Account. Each year the Employee Benefits Committee (the Committee) fixes the minimum and maximum percent that may be contributed, not to exceed 15% of the participants' compensation for each plan year subject to limitations imposed by the Internal Revenue Service. The Employer matches participant contributions annually up to a maximum of the greater of $500 or 2% of total compensation. The Employer matching contribution is limited to the participant's first $150,000 of compensation, and the contribution is invested in the common stock of Duke Realty
     Investments, Inc., the parent of the general partner of the Employer.

     The Employer may also make discretionary contributions of a portion of its profits to the Plan to be invested in the common stock of
     Duke Realty   Investments,  Inc.   The  Employer  made  no  profit
     sharing contributions in 1996 and 1995.

     Participants' Accounts
     ---------------------
     Each participant's account is credited with the participant's contribution, the Employer matching contribution, allocations of
     the Employer's   profit  sharing  contribution  (when  applicable),
     Plan earnings, and forfeitures of terminated participants' non-vested accounts upon the distribution of the vested portion of their accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

           DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

                      Notes to Financial Statements

     Vesting
     ------
     Participants  are  immediately  vested in  elective  salary reduction contributions, Employer matching contributions and the actual earnings thereon. Vesting in both the profit sharing contribution and forfeiture allocation and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of
     service.   A participant becomes 20% vested after three years of
     service and vests an additional 20% for each year of service thereafter and is 100% vested after seven years of service.

     Benefits
     --------
     When a distribution is made upon termination of service or retirement, a participant's vested account balance is to be distributed in a lumpsum payment within 60 days after completion of the Plan valuation date for the period in which the event giving rise to the distribution occurred.

     Forfeitures
     -----------
     Participants who terminate employment and receive distribution of the vested portion of their profit sharing account forfeit any non-vested portion of their account. These forfeitures are allocated to other participants in the same manner as the profit sharing contributions.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------
     Use of Estimates
     ----------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of commitments at the date of financial statements and the changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

     Investment Valuation
     --------------------
     Mutual fund and common stock investments are stated at fair market value as determined by quoted market prices. The collective trust investment is stated at fair market value as reported by the trustee. The amount recorded as loans is stated at the loaned amount and approximates fair value because the interest rates charged approximate current market rates.

           DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

                      Notes to Financial Statements

     Administrative Expenses
     -----------------------
     Prior to 1996, the Trustee fees were paid by the Plan as incurred and the other expenses of the Plan were paid directly by the Employer. Effective January 1996, all administrative expenses of the Plan are paid directly by the Employer.

     Tax Status
     ----------
     The Plan has received a favorable determination letter from the Internal Revenue Service that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is exempt from federal income taxes under the provisions of Section 501(a).

(3)  PLAN TERMINATION
     ----------------
     Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)  INVESTMENTS
     -----------
     Merrill Lynch Trust Company serves as trustee of the Plan. The following individual investments comprise at least five percent of the fair market value of net assets available for plan benefits as of December 31:


                                                      1996           1995
                                                   -----------    -----------
     Merrill Lynch Retirement Preservation Trust   $  797,095     $  902,492
     AIM Constellation Fund                         1,365,596        599,745
     Merrill Lynch Capital Fund, Inc.
      Class D Shares                                4,052,836      4,551,280
     Merrill Lynch Growth Fund Class D Shares       1,516,451        703,175
     Templeton Foreign Fund                           788,353        359,809
     Duke Realty Investments, Inc.                  3,604,986      2,395,518

(5)  CASH HELD FOR INVESTMENT
     ------------------------
     Cash held for investment primarily represents contributions received by Merrill Lynch, but not yet invested in the respective funds. The cash held for investment is maintained in an interest bearing account until it is transferred into the appropriate directed fund.

           DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

                      Notes to Financial Statements

(6)  LOANS
     -----
     In March 1995, the Committee authorized the Trustee to make loans to participants. Participant loans are limited to the lesser of $50,000 or 50% of the participants vested account balance. Under terms of the loan agreements, loans must be repaid in not more than five years, unless used to acquire a principal residence. Interest rates are fixed at the commercial lending rates.

(7)  BENEFITS PAYABLE
     ----------------
     At December 31, 1996 and 1995, benefits payable to participants amounted to $1,770 and $50,441, respectively.

(8)  RECONCILIATION BETWEEN FINANCIAL STATEMENTS AND FORM 5500
     ---------------------------------------------------------
     At December 31, 1996 and 1995, net assets available for plan benefits reported in the financial statements were greater than reported on Form 5500 by $1,770 and $50,441, respectively, which resulted from Form 5500 including a liability for benefits payable.

(9)  PARTY-IN-INTEREST TRANSACTIONS
     ------------------------------
     The following investment funds are sponsored by the Trustee:
     Retirement Preservation Trust, Capital Fund, Inc. Class D Shares, and Growth Fund Class D Shares. In addition, investments are made in Duke Realty Investments, Inc. common stock which is the parent of the general partner of the Employer.

            DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN
                       Notes to Financial
Statements

(10) NET ASSETS BY FUND
     ------------------
     Net assets of the Plan by fund as of December 31, 1996 follow:

                    AIM           AIM       Capital Fund,    Growth   Templeton
               Constellation     Limited     Inc. Class    Fund Class  Foreign
                   Fund       Maturity Fund    D Shares     D Shares     Fund
               -------------  ------------- -------------  ----------  ---------
Investments
 held by
 Trustee
  Collective
  trust        $         -              -              -            -          -
  Mutual funds   1,365,596        105,307      4,052,836    1,516,451    788,353
  Common stock           -              -              -            -          -
  Loans to
   participants          -              -              -            -          -
  Cash held for
   investment            -              -              -            -          -
                 ---------        -------      ---------    ---------    -------
                 1,365,596        105,307      4,052,836    1,516,451    788,353
Contributions
 receivable         14,633          2,653          9,129       10,984      7,751
                 ---------        -------      ---------    ---------    -------
NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS  $1,380,229        107,960      4,061,965    1,527,435    796,104
                 =========        =======      =========    =========    =======


                                       Retirement
                           Stock      Preservation       Loan
                           Fund          Trust           Fund        Total
                           -----      ------------      -------    ---------
Investments held
 by Trustee
  Collective trust      $        -        797,095             -       797,095
  Mutual funds                   -              -             -     7,828,543
  Common stock           3,604,986              -             -     3,604,986
  Loans to participants          -              -       316,614       316,614
  Cash held for
   investment                    -          5,442             -         5,442
                         ---------        -------       -------    ----------
                         3,604,986        802,537       316,614    12,552,680
Contributions
 receivable                 22,383          2,287             -        69,820
                         ---------        -------       -------    ----------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS      $3,627,369        804,824       316,614    12,622,500
                         =========        =======       =======    ==========


            DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN
                       Notes to Financial Statements

(10) NET ASSETS BY FUND
     ------------------

     Net assets of the Plan by fund as of December 31, 1995 follow:

                    AIM            AIM      Capital Fund,    Growth   Templeton
               Constellation     Limited     Inc. Class    Fund Class   Foreign
                   Fund       Maturity Fund   D Shares      D Shares      Fund
               -------------  ------------- -------------  ---------- ---------
Investments
 held by
 Trustee
  Collective
   trust        $        -          -                 -            -           -
  Mutual funds     599,745     42,981         4,551,280      703,175     359,809
 Common stock            -          -                 -            -           -
 Loans to
  participants           -          -                 -            -           -
 Cash held for
  investment             -          -                 -            -           -
                 ---------    -------         ---------      -------     -------
                   599,745     42,981         4,551,280      703,175     359,809
Contributions
 receivable         14,406      1,963            10,747       15,043       9,511
                 ---------    -------         ---------      -------     -------
NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS  $  614,151     44,944         4,562,027      718,218     369,320
                 =========    =======         =========      =======     =======


                                          Retirement
                               Stock     Preservation     Loan
                               Fund          Trust        Fund       Total
                               -----     ------------  ---------   ----------
Investments held by
 Trustee
  Collective trust         $        -      902,492            -      902,492
  Mutual funds                      -            -            -    6,256,990
  Common stock              2,395,518            -            -    2,395,518
 Loans to participants              -            -      161,010      161,010
 Cash held for investment           -          519            -          519
                            ---------      -------      -------     --------
                            2,395,518      903,011      161,010    9,716,529
Contributions receivable       44,481        3,780            -       99,931
                            ---------      -------      -------    ---------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS            $2,439,999      906,791      161,010    9,816,460
                            =========      =======      =======    =========


            DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN
                       Notes to Financial Statements

(11) INVESTMENT FUND CHANGES
     -----------------------
     A summary of changes in Plan assets by fund for the year ended December 31, 1996 follows:

                  AIM            AIM       Capital Fund,     Growth    Templeton
             Constellation     Limited      Inc. Class     Fund Class    Foreign
                 Fund       Maturity Fund    D Shares       D Shares        Fund
             -------------  -------------  ------------    ----------  ---------
Plan assets
 at December
 31, 1995      $  614,151     44,944         4,562,027       718,218    369,320

Additions:
 Participants'
  salary
  deferrals       238,772     35,462           151,633       210,115    136,430
 Employer
  matching              -          -                 -             -          -
 Participants'
  rollover         71,389     24,153            49,653        87,836     54,069
 Forfeitures
  allocated             -          -            (9,909)            -          -
 Loan
  repayments       10,230      1,918            10,464        12,663      9,234
 Interest and
  dividends        46,352      3,958           405,578       110,934     32,481
 Net appreciation
  (depreciation)
  in fair value of
  investments     116,573       (166)           87,018       201,073     70,862
 Contribution
  receivable       14,633      2,653             9,129        10,984      7,751
                ---------    -------         ---------       -------    -------
Total additions   497,949     67,978           703,566       633,605    310,827
                ---------    -------         ---------       -------    -------

Deductions:
 Benefits paid to
  participants    (29,669)    (1,923)         (293,794)      (79,885)   (15,703)
 Administrative
  expenses              -          -                 -             -          -
 Loans            (31,546)    (1,978)          (90,233)      (29,037)   (16,292)
                ---------     ------         ---------     ---------    -------
Total
 deductions       (61,215)    (3,901)         (384,027)     (108,922)   (31,995)

Transfers between
 funds            329,344     (1,061)         (819,601)      284,534    147,952
                ---------     ------         ---------     ---------    -------

Plan assets at
 December
 31, 1996      $1,380,229    107,960         4,061,965     1,527,435    796,104
                =========    =======         =========     =========    =======

            DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN
                       Notes to Financial Statements


(11) INVESTMENT FUND CHANGES
     -----------------------
     A summary of changes in Plan assets by fund for the year ended December 31, 1996 follows:

                                        Retirement
                             Stock     Preservation    Loan
                             Fund         Trust        Fund       Total
                             -----     ------------  -------    ----------
Plan assets at December
  31, 1995                $2,439,999    906,791      161,010    9,816,460

Additions:
 Participants' salary
  deferrals                  118,745     39,213            -      930,370
 Employer matching           312,583       (259)           -      312,324
 Participants' rollover       41,940      6,021            -      335,061
 Forfeitures allocated         9,732        177            -            -
 Loan repayments              25,974      6,383      (76,866)           -
 Interest and dividends      167,806     43,383       23,411      833,903
 Net appreciation
  (depreciation) in fair
  value of investments       643,857          -            -    1,119,217
 Contribution receivable      22,383      2,287            -       69,820
                           ---------    -------     --------   ----------
  Total additions          1,343,020     97,205      (53,455)   3,600,695
                           ---------    -------     --------   ----------

Deductions:
 Benefits paid to
  participants              (191,548)  (147,216)     (34,917)    (794,655)
 Administrative expenses           -          -            -            -
 Loans                       (36,441)   (38,449)     243,976            -
                          ----------   --------     --------   ----------
  Total deductions          (227,989)  (185,665)     209,059     (794,655)

Transfers between funds       72,339    (13,507)           -            -
                          ----------   --------     --------   ----------
Plan assets at December
 31, 1996                  3,627,369    804,824     316,614    12,622,500
                          ==========    =======     =======    ==========

                                                            Schedule 1
                                                            ----------
            DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

        Item 27a - Schedule of Assets Held for Investment Purposes

                             December 31, 1996

                                                                     Current
Identity          Description of Investment     Shares      Cost      Value
-------------     -------------------------   ---------- ---------   ----------

Collective trust:

*Merrill           Retirement Preservation
 Lynch              Trust                     797,095    $  797,095  $  797,095
                                              =======     =========   =========
Mutual funds:
*Merrill Lynch     Capital Fund, Inc.
                    Class D Shares            130,652     3,676,301   4,052,836

*Merrill Lynch     Growth Fund
                    Class D Shares             58,168     1,307,236   1,516,451

 AIM Family        AIM Limited Maturity
  of Funds          Fund                       10,499       105,226     105,307

 AIM Family        AIM Equity Constellation
 of Funds           Fund                       54,062     1,234,349   1,365,596

 Templeton Family  Templeton Foreign Fund
  of Funds                                     76,096       739,167     788,353
                                              -------     ---------   --------
                                              329,477    $7,062,270  $7,828,543
                                              =======     =========   =========
Common stock:
 *Duke Realty
  Investments,
  Inc.             Common stock                93,636    $2,790,921  $3,604,986
                                              =======     =========   =========
Loans to
 participants:
 *N/A              Participant Loans                -    $  316,614  $  316,614
                                              =======     =========   =========

* Denotes a party-in-interest

                                                       Schedule 2
                                                       ----------


           DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

              Item 27d-Schedule of Reportable Transactions

                      Year ended December 31, 1996

Identity     Description                  Purchase  Selling      Lease  Expense
of Issue      of Asset        Fund          Price    Price       Rental Incurred
-----------  -----------  -------------   --------  -------    -------  -------
Series of
Transactions
of the Same
Issue
------------
AIM Family   Common Stocks AIM
 of Funds    and Bonds     Constellation  $800,409  $     -      -           -

Merrill      Common Stocks Capital Fund,
 Lynch       and Bonds     Inc. Class D
                           Shares          676,779        -      -           -

Merrill      Common Stocks Capital Fund,
 Lynch       and Bonds     Inc. Class D
                           Shares                -   1,262,240   -           -

Merrill      Common Stocks Growth Fund
 Lynch        and Bonds    D Shares        855,892           -   -           -

Merrill      Common Stocks Stock Fund
 Lynch                                     947,553           -    -          -


==============================================================================

                                                               Current
                                                               Value on
Identity         Description                       Cost of   Transaction  Gain/
of Issue          of Asset           Fund           Asset        Date     (Loss)
---------------- ------------ ------------------  ---------  -----------  ------
Series of
 Transactions
 of the Same
 Issue
-------------
AIM Family       Common Stocks  AIM Constellation
 of Funds        and Bonds                         $  800,409 $         -  $  -

Merrill Lynch    Common Stocks  Capital Fund, Inc.
                 and Bonds      Class D Shares        676,779           -     -

Merrill Lynch    Common Stocks  Capital Fund, Inc.
                 and Bonds      Class D Shares      1,262,102   1,262,240   138

Merrill Lynch    Common Stocks  Growth Fund Class
                  and Bonds     D Shares              855,892           -     -

Merrill Lynch    Common Stocks  Stock Fund            947,553           -     -


                               SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its
behalf   by the undersigned hereunto duly authorized.


           DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN



Date:                         June 25, 1997  /s/ Dennis D. Oklak
                              -------------------------------------------
                              Dennis D. Oklak
                              Plan Administrator

The Board of Directors
DUKE REALTY INVESTMENTS, INC.:


We consent to incorporation by reference in the registration statement
(No. 33-55727) on Form S-8 of Duke Realty Investments, Inc. of our report dated May 9, 1997, relating to the statements of net assets available for plan benefits of Duke Realty Profit Sharing and Salary Deferral
Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for each of the years then ended, and the related supplemental schedules of assets held for investment purposes and reportable transactions, which report appears in the December 31, 1996, annual report on Form 11-K of Duke
Realty  Profit  Sharing  and  Salary Deferral Plan.



KPMG Peat Marwick LLP
Indianapolis, Indiana
June 23, 1997